Room 4561

December 21, 2007

Mr. Robert M. Dutkowsky
Chief Executive Officer
Tech Data Corporation
5350 Tech Data Drive
Clearwater, Florida 33760

> **RE:** **Tech Data Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2007**
> **File No. 000-14625**

Dear Mr. Dutkowsky:

We have reviewed the above filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2007

Item 1. Business, page 2

1. If you choose to present financial information about geographic areas in your financial statements instead of the Business section, Item 101(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the

financial statements. Please direct us to this cross-reference, or explain why you have not included one.

2.	You disclose that 28% of your net sales in fiscal 2007 were derived from products purchased from HP. Given what appears to be your substantial dependence on this supplier, a more complete discussion of this relationship would seem warranted. Please also tell us whether there is any contract with HP, and if so, what consideration you gave to filing the agreement as an exhibit to your annual report.

Item 3. Legal Proceedings, page 10

3.	We note that as a result of tax audits performed at one of your European subsidiaries, the Company has received notices of assessments alleging that the subsidiary did not properly collect and remit VAT. We further note the information provided in your response letter dated August 14, 2006 to comment 6. Please provide an update as to the status of your appeal. Further, tell us whether any additional amounts have been accrued for this assessment since the date of your response letter and provide a current analysis regarding the Company's consideration of the disclosure requirements of paragraph 10 of SFAS 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

4.	We note your discussion of vendor incentives where you indicate that unrestricted volume rebates and early payment discounts received from vendors are recorded as a reduction of inventory upon "receipt of funds." We further note that the Company reserves for receivables on vendor programs for estimated losses resulting from vendors' inability to pay or for rejections of claims by vendors. Considering the incentives are recorded upon receipt of funds, please explain further the need for the vendor receivable allowance. In this regard, we note the disclosures in the Company's January 31, 2006 Form 10-K, which state "[a]ctual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued." It is not clear if the Company is still accruing for certain rebates or if your policy has changed. Please explain and tell us how you considered the guidance in EITF 02-16 in accounting for the various vendor incentives offered. Further, considering these incentives appear to be significant to the Company's operations, tell us why you do not include a discussion of your accounting for such programs in the summary of significant accounting policies pursuant to APB 22.

Note 9. Long-Term Debt, page 51

5.	We note that in December 2006, the Company issued $350 million of convertible senior debentures due 2026 and that these debentures are convertible into cash equal to the lesser of the aggregate principal amount of the debentures to be converted and the Company's total conversion obligation and shares of the Company's common stock in respect of the remainder, if any, of your conversion obligation. These instruments appear to resemble Instrument C of EITF 90-19. Please provide us your analysis in evaluating whether the debt conversion features of these notes include embedded derivatives that should be separated from the debt host and accounted for at fair value under SFAS 133. In this regard, please clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 03-7.

6.   Please tell whether the Company believes the proposed guidance under FSP APB 14-a, as it currently stands, could potentially change your accounting for these debentures and whether you believe it could materially impact your results of operations. If so, tell us what consideration you have given to including a discussion of this proposed guidance in your financial statements or MD&A disclosures.

Definitive Proxy Statement on Schedule 14A, filed April 27, 2007

Compensation Committee Interlocks and Insider Participation, page 12

7.   Under this caption, as provided in Item 407(e)(4) of Regulation S-K, you address compensation committee interlocks, but you do not address insider participation. While we understand from disclosure elsewhere in your proxy statement that all members of your compensation committee are independent, you should provide disclosure regarding insider participation under this caption, as required by Item 407(e)(4) of Regulation S-K.

Related Person Transactions, page 32

8.   You do not provide any statement regarding transactions with related persons under Item 404 of Regulation S-K since the beginning of your last fiscal year. Rule 12b-13 under the Securities Exchange Act of 1934 provides that if an item in an Exchange Act report is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made. Please confirm that you had no related person transactions under Item 404 of Regulation S-K during the applicable time period, and advise us as to why you have not made a statement to that effect.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David Orlic, Special Counsel, at (202) 551-3503. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief